Exhibit 99.4

1 Q3 2017 EARNINGS PRESENTATION November 6 , 2017

2 Safe Harbor Statement Certain statements in the Business Update and Order Backlog sections contain forward - looking statements within the meaning of the “safe harbor” provisions of the U . S . Private Securities Litigation Reform Act of 1995 , and under applicable Canadian securities laws . These statements are based on management’s current expectations and actual results may differ from these forward - looking statements due to numerous factors, including : our inability to increase our revenues or raise additional funding to continue operations, execute our business plan, or to grow our business ; our inability to address a slow return to economic growth, and its impact on our business, results of operations and consolidated financial condition ; our limited operating history ; inability to implement our business strategy ; fluctuations in our quarterly results ; failure to maintain our customer base that generates the majority of our revenues ; currency fluctuations ; failure to maintain sufficient insurance coverage ; changes in value of goodwill ; failure of a significant market to develop for our products ; failure of hydrogen being readily available on a cost - effective basis ; changes in government policies and regulations ; failure of uniform codes and standards for hydrogen fuelled vehicles and related infrastructure to develop ; liability for environmental damages resulting from our research, development or manufacturing operations ; failure to compete with other developers and manufacturers of products in our industry ; failure to compete with developers and manufacturers of traditional and alternative technologies ; failure to develop partnerships with original equipment manufacturers, governments, systems integrators and other third parties ; inability to obtain sufficient materials and components for our products from suppliers ; failure to manage expansion of our operations ; failure to manage foreign sales and operations ; failure to recruit, train and retain key management personnel ; inability to integrate acquisitions ; failure to develop adequate manufacturing processes and capabilities ; failure to complete the development of commercially viable products ; failure to produce cost - competitive products ; failure or delay in field testing of our products ; failure to produce products free of defects or errors ; inability to adapt to technological advances or new codes and standards ; failure to protect our intellectual property ; our involvement in intellectual property litigation ; exposure to product liability claims ; failure to meet rules regarding passive foreign investment companies ; actions of our significant and principal shareholders ; dilution as a result of significant issuances of our common shares and preferred shares ; inability of US investors to enforce US civil liability judgments against us ; volatility of our common share price ; dilution as a result of the exercise of options ; and failure to meet continued listing requirements of Nasdaq . Readers should not place undue reliance on Hydrogenics’ forward - looking statements . Investors are encouraged to review the section captioned “Risk Factors” in our regulatory filings with the Canadian securities regulatory authorities and the US Securities and Exchange Commission for a more complete discussion of factors that could affect our future performance . Furthermore, the forward - looking statements contained herein are made as of the date of this presentation, and we undertake no obligation to revise or update any forward - looking statements in order to reflect events or circumstances that may arise after the date of this presentation, unless otherwise required by law . The forward - looking statements contained in this presentation are expressly qualified by this .

3 Q3 2017 Highlights • Revenue of $12.2 million driven by stronger shipments for Power - to - Gas applications (Thailand) and fuel cells (China) • Outlook for Q4 even better – with committed sales to China along with higher industrial hydrogen and Power - to - Gas revenue • Manufacturing output hitting record levels in support of Q4 deliveries • Balance sheet remains solid, with working capital supporting expected growth in business for balance of year and into 2018 Demand for fuel cell buses in China continues to be robust

4 China Update • Certified Integrator Program has allowed Company to attract multiple interested parties and buffer the risk of entering this new market • Non - exclusive approach allows for additional larger players, as entities move at varying pace in terms of orders • Company continues to explore strategic steps with Hejili • Huge market opportunity remains • Delivery vehicles now getting focus alongside buses • The fuel cell solution offers superior range and fueling logistics over battery - powered electric vehicles • Plans being assessed to increase localization of production – while protecting IP – to support significant scale - up Strategy on track and delivering $50M licensing agreement with Blue - G to deliver 1,000 fuel cell units for zero - emission buses in China

5 Commuter Rail Update • Alstom reliability testing on public rails (without passengers) progressing well • Full certification later this year with passenger service starting early in 2018 – First production piece of overall € 50M order anticipated in near future to support 2018 production • Alstom announced orders from German regional rail authority LNVG – market interest strong • Hydrogen Rail Symposium Nov. 16 th in Toronto Fuel cells for zero - emission passenger trains iLint Coradia’s top speed of 140km/h was tested and validated in Velim, Czech.

6 The Situation has Changed in Important Ways • Three new interrelated elements have emerged – Significant interest in mobility solutions – not just in China – Aggregate demand on a recurring basis and standardized products – Commercial maturity of fuel cell application for rail and heavy transit • These developments have sustained impact – Driving down cost – Significant scaling of the business – Multi - year sustained demand with same customers – i.e., “stickiness” – Unlocks the value of our historic lean business model with high operating leverage

7 Building & Delivering Value • Layering of larger programs beginning to show in results and will continue • Sizable order blocks with multi - quarter deliveries will stabilize and improve operating performance, particularly as backlog’s fuel cell portion expands • Chinese market opportunity rapidly growing given existing relationships and potential for new ones • Clean transportation theme continues to develop significant momentum • Major industrial leaders join together in Hydrogen Council to support initiatives • Backlog at record level and expected to rise further • Path to profitability closer than ever 1 MW electrolyzer for HyBalance Power - to - Gas project anticipated to start late 2017

8 2016 2017 4.2 6.1 2.5 6.1 Power Systems OnSite Generation Notes Revenue of $12.2 million in the quarter, an 81% increase over the third quarter of 2016. The Power Systems business increased by $3.6 million, principally due to increased fuel cell deliveries into the Chinese market combined with increased fuel cell components for a lar ge energy storage project also delivered in the quarter (EGAT). OnSite Generation revenues increased by $1.9 million related to increased product revenue principally due to the onsite component of a large energy storage project (EGAT) delivered in the quarter ($1.6 million) combined with the translation benefit of a strengthening Euro on revenue of $0.3 million. Revenue ($M) Three months ended September 30, 2017 12.2 6.7 Q3 Revenue OnSite Generation Power Systems 4.2 2.5 6.1 6.1 2016 2017 Revenue ($M) by Business Unit

9 2016 2017 13.7 12.3 6.6 16.2 Power Systems OnSite Generation Notes Revenue of $28.5 million YTD represented an increase of 40%, or $8.5 million, ove r the comparable nine month period in 2016. The higher revenue was primarily due to increased activity within the Power Systems business segment including: i ) greater deliveries to the Chinese mobility market of $6.5 million; ii) $4.6 million related to an energy storage project delivered in Q3 - 2017; and iii ) an increase of $1.8 million related to fuel cells for commuter trains in Europe (Alstom Transport); partially offset by iii) lower revenue related to the re - estimation of costs on the Company’s long - term propulsion contract and its impact on the timing of revenue; and v) fewer industrial hydrogen OnSite Generation deliveries. Revenue ($M) Nine months ended September 30, 2017 28.5 20.3 YTD Revenue OnSite Generation Power Systems 13.7 6.6 12.3 16.2 2016 2017 Revenue ($M) by Business Unit

10 2016 2017 Power Systems OnSite Generation Notes The increase in gross margin from 14.9% to 23.8% in the current period was due primarily to product mix. The Company benefitted from a substantial increase in standard production batches, notably for the Chinese market, and a smaller proportion of first - of - a - kind projects. This was partially offset by a decrease in gross margin within the OnSite Generation business segment as a result of the significant EGAT Power - to - Gas project delivered in the quarter, which was a first - of - a - kind project. Gross Margin (%) Three months ended September 30, 2017 23.8 14.9 Q3 Gross Margin OnSite Generation Power Systems 19.1 7.6 13.4 34.0 2016 2017 Gross Margin (%) by Business Unit

YTD Gross Margin

Nine months ended September 30, 2017

Gross Margin (%)



0.5
Percentage
Points
19.9
20.4
Power
Systems
OnSite
Generation
2016
2017

Gross Margin (%) by Business Unit



17.3
8.1
25.3
29.9
2016
2017
OnSite
Generation
Power
Systems

Notes

Gross margin remained consistent for the nine months ended September 30, 2017 versus the prior-year period. The Power Systems segment benefitted from a substantial increase in standard production batches, notably for the Chinese market, and a smaller proportion of first-of-a-kind projects, resulting in the gross margin improvement. For the OnSite Generation segment, the gross margin decline reflected lower-margin projects delivered in Q2-2017 in Africa as well as the significant EGAT Power-to-Gas project delivered in the third quarter of 2017.

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12 Three months ended Sep. 30 Change 2017 2016 $ % Revenue $ 12.2 $ 6.7 5.5 82% Gross Profit 2.9 1.0 1.9 190% Gross Margin % 23.8% 14.9% Operating Expenses Selling, general and administrative (excluding stock - based compensation, amortization and depreciation) 2.6 2.2 0.4 18% Research and product development 1 2.2 0.3 1.9 633% Adjusted EBITDA $ (1.9) $ (1.5) $ 0.4 26% Notes • Adjusted EBITDA is defined as net loss excluding : cash settled long term compensation indexed to share price, share settled stock - based compensation expense, net finance income and expenses, depreciation and amortization . Adjusted EBITDA is a non - IFRS measure and may not be comparable to similar measures used by other companies . Management uses Adjusted EBITDA as a useful measure of ongoing operational results . (in $ millions) Q3 Results 1 Research and product development 2017 2016 Gross r esearch and product development expenses $ 2 . 6 $ 3 . 1 Government research and product development funding ( 0 . 4 ) ( 2 . 8 ) Net research and product development $ 2 . 2 $ 0 . 3

13 Nine months ended Sep. 30 Change 2017 2016 $ % Revenue $ 28.5 $ 20.3 8.2 40% Gross Profit 5.8 4.0 1.8 45% Gross Margin % 20.4% 19.9% Operating Expenses Selling, general and administrative (excluding stock - based compensation, amortization and depreciation) 7.5 7.0 0.5 7% Research and product development 1 4.7 2.8 1.9 67% Adjusted EBITDA $ (6.4) $ (5.8) $ 0.6 10% Notes • Adjusted EBITDA is defined as net loss excluding : cash settled long term compensation indexed to share price, share settled stock - based compensation expense, net finance income and expenses, depreciation and amortization . Adjusted EBITDA is a non - IFRS measure and may not be comparable to similar measures used by other companies . Management uses Adjusted EBITDA as a useful measure of ongoing operational results . (in $ millions) YTD Results 1 Research and product development 2017 2016 Gross r esearch and product development expenses $ 6 . 1 $ 6 . 7 Government research and product development funding ( 1 . 4 ) ( 3 . 8 ) Net research and product development $ 4 . 7 $ 2 . 8

14 Jul. 1/17 Backlog Orders Received FX Orders Delivered Sep. 30/17 Backlog OnSite Generation $ 28.3 $ 4.1 $ 0.7 $ 6.1 $ 27.0 Power Systems 123.8 0.9 1.9 6.1 120.5 Total $ 152.1 $ 5.0 $ 2.6 $ 12.2 $ 147.5 As of September 30, 2017 ($M) Order Backlog Of the above backlog of $147.5 million as of September 30, 2017, we expect to recognize approximately $65 million in the following 12 months as revenue. In addition, revenue for the years ended December 31, 2017 and 2018 will also include orders both received and deliv ere d in the balance of 2017 and 2018.

15 Cash and cash equivalents and restricted cash $ 20.3 $ 11.3 9.0 79% Trade, other and grants receivable 18.6 9.8 8.8 90% Inventories 18.3 17.2 1.1 6% Operating borrowings 2.4 2.1 0.3 14% Trade and other payables 10.0 7.2 2.8 38% Financial liabilities 5.6 3.9 1.7 44% Dec. 31, 2016 $ % ($M) Change Sep. 30, 2017 Consolidated Balance Sheet Highlights

16 Three months ended September 30, 2017 Three months ended September 30, 2016 Net loss $ (2.0) $ (1.9) Finance loss (income), net (0.1) 0.2 Amortization and depreciation 0.2 0.2 Compensation indexed to share price (0.2) - Stock - based compensation expense 0.2 - Adjusted EBITDA $ (1.9) $ (1.5) ($M) Q3 Reconciliation of Non - IFRS Measures – Adj. EBITDA * Note certain figures have been adjusted for rounding

17 Nine months ended September 30, 2017 Nine months ended September 30, 2016 Net loss $ (10.0) $ (7.4) Finance (income) loss, net 2.0 0.8 Amortization and depreciation 0.6 0.6 Compensation indexed to share price 0.5 (0.1) Stock - based compensation expense 0.5 0.3 Adjusted EBITDA $ (6.4) $ (5.8) ($M) YTD Reconciliation of Non - IFRS Measures – Adj. EBITDA * Note certain figures have been adjusted for rounding

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